UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 2, 2013

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:  A press release dated July 2, 2013 announcing the completion of the acquisition of Deksarnet by Turkcell Superonline.

Istanbul, July 2, 2013

Announcement Regarding the Completion Of The Acquisition Of Deksarnet By Turkcell Superonline

Subject: Statement made pursuant to Circular VIII, No: 54 of the Capital Markets Board

Further to our announcement on 7 March 2013, our Company’s 100% owned subsidiary, Superonline Iletisim Hizmetleri A.S. (“Turkcell Superonline”) together with one other group company have completed the acquisition of all of the shares Deksarnet Telekomünikasyon A.S. (“Deksarnet”), an affiliate of Vestel Elektronik San. ve Tic. A.S. Group, as of 1 July 2013 following the completion of necessary approvals.

Date of the Board of Directors’ decision regarding the acquisition	:	27.06.2012 and 05.11.2012

Name of the acquired financial asset	:	Deksarnet Telekomünikasyon A.Ş

Field of activity of the acquired financial asset	:	Carrying out activities in relation to provision of all types of telecommunication services, building and operating infrastructures for the provision of these services

Capital of the acquired financial asset	:	TRY11,600,000

The acquisition method for financial asset	:	Acquisition

Date of the completion of the transaction	:	1 Jul 2013

Conditions of the acquisition	:
As per the Share Purchase Agreement; the enterprise value is determined as US$ 1,750,000 based on the studies undertaken by our Company, while the purchase price would be determined based on the balance sheet at the closing day and payment will be made  in 12 equal installments.

Nominal value of acquired shares	:	TRY 11,600,000

Purchase price per share	:	Should be evaluated within the framework of the above mentioned purchase conditions.

Total amount	:	Should be evaluated within the framework of the above mentioned purchase conditions.

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The ratio of acquired shares to financial asset (%)	:	100%

Shareholding in the financial asset after acquisition (%)	:	100%

The ratio of acquired voting rights to the total voting rights of financial asset (%)	:	100%

The ratio of the acquired financial asset to the total assets in its last consolidated financial statements (%)	:	0.02%

The impact on the operations of the Parent Company	:	Synergy and optimization to be created by the acquisition

Any obligation of a tender offer	:	No

In case of a tender offer, any application of an exemption	:	No

Seller company	:	All shares of Vestel Elektronik San ve Tic AS, Ahmet Nazif Zorlu, Olgun Zorlu, Zülal Zorlu, Mehmet Emre Zorlu, Mümin Cengiz Ultav

Nature of relationship with the seller company	:	No related party relationship

The valuation method of the financial asset	:	Discounted cash flow method for the businesses with value add has been applied by our Company

Is there any valuation report?	:	No

If there is not any valuation report, why?	:	This is not a related party transaction.

The amount indicated in the valuation report	:	-

If the transaction is not undertaken in accordance with the results in the valuation report, why?	:	-

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr
Tel: + 90 212 313 1888
You can follow us on twitter at http://twitter.com/TurkcellNews

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: July 2, 2013	By:	/s/Koray Öztürkler
Name: Koray Öztürkler
Title: Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: July 2, 2013	By:	/s/Nihat Narin
Name: Nihat Narin
Title: Investor & Int. Media Relations – Director